Exhibit 77c

                               ATTACHMENT TO 77 C.
                           NSAR for NRM Investment Co.
                               File NO. 811 02955

                               SHAREHOLDER ACTION

      The following items were adopted by the Company's shareholders at the annual meeting of the Fund on December 15, 2005:

      1. Election of Directors. The existing board members were elected to serve for 2006.

      2. The Fund's existing, outside auditors were employed for 2006.

      3. The Fund employed its existing investment advisor, Haverford Investment Management, Inc. to serve for 2006 at the rate of thirty basis points of net asset value.